April 17, 2025

VIA EMAIL, OVERNIGHT MAIL AND EDGAR

Abe Friedman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: McGrath RentCorp

Form 10-K for Fiscal Year Ended December 31, 2024

Form 8-K Furnished February 19, 2025

File No. 000-13292

Dear Mr. Friedman:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 26, 2025 (the “Staff Letter”) with respect to the Company’s Form 10-K filed February 19, 2025 (the “Form 10-K”) and Form 8-K furnished February 19, 2025 (the “Form 8-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via email to CFTradeandServices@sec.gov and will be filed on EDGAR tagged as correspondence.

Form 10-K for Fiscal Year Ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Adjusted EBITDA

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities, page 46

Staff’s Comment

1.
Please revise your reconciliation here and in your earnings releases in Form 8-K to begin with the most directly comparable GAAP measure and reconcile to the non-GAAP measure. Refer to Question 102.10(b) of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures ("C&DI").

Company’s Response:

In future filings with the Commission, beginning with the Company’s Form 10-Q and earnings release for the period ended March 31, 2025 to be filed on Form 8-K, we will adjust the order of the reconciliation table to begin with the GAAP measure of net cash provided by operating activities to

Securities and Exchange Commission

April 17, 2025

Adjusted EBITDA, the non-GAAP measure. For illustration only, an example of the revised table for the fiscal year ended December 31, 2024 would be the following:

1.
Adjusted EBITDA is defined as income from operations before interest expense, provision for income taxes, depreciation, amortization, share-based compensation and non-operating transactions

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 47

Staff’s Comment

2.
Please provide a more informative analysis and discussion of changes in reported operating cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in reported operating cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. We note in your current analysis you refer to gain on merger termination and gain on sale of discontinued operation that are noncash items that do not affect operating cash. We also note net income taxes paid materially decreased in 2024 from 2023 but this is not cited as a factor contributing to the increase in reported operating cash between these periods. Refer to Item 303(a) of Regulation S-K and the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance

Company’s Response:

In future filings with the Commission, beginning with the Company’s Form 10-Q for the period ended March 31, 2025, we will enhance our discussion of changes in operating cash flows to identify material underlying operating trends or reasons causing the variability between periods. For illustration only, a more informative analysis and discussion for fiscal year 2024 would be the following:

“Cash Flows from Operating Activities: The Company’s operations provided net cash flows of $374.4 million for 2024, compared to $95.3 million in 2023. The $279.0 million increase in net cash provided by operating activities was attributable to the contractual merger termination payment from

Securities and Exchange Commission

April 17, 2025

WillScot Mobile Mini after deducting the Company’s transaction costs, which contributed $116.8 million in 2024. In addition, there was $61.6 million higher cash provided from the increase in accounts payable at December 31, 2024 compared to a large decrease in 2023, caused by the payment timing of unpaid rental equipment acquisitions and other trade accounts payable. Further, the Company’s deferred income taxes increased $55.5 million in 2024 compared to 2023, primarily due to $55.0 million higher tax payments made in 2023 due in part to the taxes paid on the gain on sale of the Adler Tanks discontinued operation. Finally, accounts receivable provided $43.9 million higher cash flows in 2024 compared to 2023, primarily due to improved collections of customer billings during the end of 2024.”

Funding of Rental Asset Growth, page 47

3.
Please revise the description of "Cash available for purchase of rental equipment" and "Cash available for other purposes" to state that it is "operating cash" (or similar description) available for these purposes because this is what the measure appears to represent. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K and Question 100.05 of the C&DI.

Company’s Response:

The description of “Cash available for purchase of rental equipment” and “Cash available for other purposes” is to provide investors additional information and insights regarding the other primary sources and uses of cash outside of cash provided by operating activities. We believe this information provides insight regarding cash flows available to meet debt service obligations and working capital requirements. In future filings with the Commission, we advise Staff that beginning with the Company’s Form 10-K for the period ending December 31, 2025, for added clarity we will revise the table to reconcile cash provided by operating activities to “Adjusted free cash flow”. We define Adjusted free cash flow as cash provided by operating activities less payments for purchases of rental equipment and property, plant and equipment, and plus proceeds from sale of rental equipment and property, plant and equipment, which are included in cash flows from investing activities; excluding nonrecurring cash taxes paid on sale of discontinued operations and proceeds received from Willscot Mobile Mini merger termination, net of transaction costs. Please see below for an illustration of the revised disclosure and table for the fiscal year ended December 31, 2024:

“The Company defines “Adjusted free cash flow” as cash provided by operating activities less payments for purchases of rental equipment and property, plant and equipment, and plus proceeds from sale of rental equipment and property, plant and equipment, which are included in cash flows from investing activities; excluding nonrecurring taxes paid in cash on sale of discontinued operations and the contractual merger termination payment from WillScot Mobile Mini after deducting the Company’s transaction costs. The Company believes that Adjusted free cash flow provides useful additional information regarding cash flow available to meet debt service obligations and other capital requirements. However, Adjusted free cash flow is not a measure of performance or liquidity under GAAP. Accordingly, Adjusted free cash flow should not be considered as an alternative to Net income or Cash provided by operating activities. The table below provides a reconciliation between Cash provided by operating activities and Adjusted free cash flow.

Securities and Exchange Commission

April 17, 2025

In addition to increasing its rental assets, the Company has periodically made acquisitions of businesses and business assets. During the year ended December 31, 2023, the Company transacted a total of $462.1 million in acquisition-related costs. There were no acquisition-related transactions during the years ended December 31, 2024 and 2022, respectively. The Company has used cash to provide returns to its shareholders in the form of cash dividends. The Company paid cash dividends of $46.8 million, $45.6 million and $44.3 million in the years ended December 31, 2024, 2023 and 2022, respectively.”

4.
The lead-in to the table indicates the purpose of the table is to show how the sum of operating cash flows and proceeds from sales of used rental equipment relate to purchases of rental equipment. In this regard, it is not clear why proceeds from each of sale of net discontinued operation and net merger termination are included in the table. In particular, you disclose in the paragraph preceding the lead into the table the net merger termination proceeds were primarily used to paydown outstanding borrowings and the net discontinued operation proceeds were primarily used to expand your rental asset fleet through the purchase of Vesta Modular. Please advise.

Company’s Response:

The intent of the lead-in to the table is to provide investors with the other primary sources and uses of cash in addition to cash provided by operating activities. We believe this information helps investors understand total available cash flows including investing activities, which can be used for other corporate purposes such as purchases of rental equipment, acquisitions of businesses, purchases of property, plant and equipment, payment of dividends, debt service obligations, etc. In future filings with the Commission, we advise Staff that beginning with the Company’s Form 10-K for the period ending December 31, 2025, for added clarity we will revise the table to reconcile cash provided by operating activities to “Adjusted free cash flow”. We define “Adjusted Free cash flow” as cash provided by operating activities less payments for purchases of rental equipment and property, plant and equipment and plus proceeds from sale of rental equipment and property, plant and equipment, which are included in cash flows from investing activities; excluding nonrecurring taxes paid in cash on sale of discontinued operations and the contractual merger termination payment from WillScot Mobile Mini after deducting the Company’s transaction costs. Please refer to our response to question 3 above for an illustration of the revised disclosure and table.

Securities and Exchange Commission

April 17, 2025

5.
For the proceeds from sale of discontinued operation, net of tax for 2023 shown here, please explain to us if the tax amount is as accrued or paid. If paid, explain to us how you determined the amount paid; if accrued, explain to us why it is appropriate for this table that purports to represent cash availability.

Company’s Response:

The proceeds from sale of the Adler Tanks discontinued operation of $202,706 was net of income tax paid during 2023. In consultation with our tax advisors, management estimated the required federal and state income tax payments that were due to be paid before December 15, 2023.

6.
For 2024 you disclose proceeds from Willscot Mobile Mini merger termination, net of transaction costs of $116,841. This net amount is reported in net income, and net income is included in the cash provided by operating activities, so it appears this amount may be double counted in determining cash available in this table. Please advise.

Company’s Response:

In future filings with the Commission, we advise Staff that beginning with the Company’s Form 10-K for the period ending December 31, 2025, reference to the net proceeds from the Willscot Mobile Mini termination will be appropriately included in the table reconciling Cash provided by operating activities to Adjusted free cash flow. Please refer to our response to question #3 above for an illustration of the revised table.

Notes to Consolidated Financial Statements

Note 16. Segment Reporting, page 87

7.
You mention your chief operating decision maker ("CODM") evaluates and assesses various factors regarding the performance of segments and allocation of resources but it appears you do not discuss how the CODM uses the reported segment measures of profit or loss in assessing performance and allocating resources pursuant to ASC 280-10-50-29.f. Please revise accordingly. Refer to the example in ASC 280-10-55-47.bb for guidance.

Company’s Response:

In future filings with the Commission, we advise Staff that beginning with the Company’s Form 10-Q for the period ended March 31, 2025, the Segment Reporting footnote to the Company’s financial statements will include additional discussion explaining the resource allocation process as primarily determined by the Company’s Chief Operating Decision Maker. The resource allocation process is primarily focused on the management of the Company’s rental fleet and the related purchases of rental equipment, along with determination of employee headcount. The impact of resource allocation is assessed by analyzing gross profit, income from operations and income before provision for income taxes amongst other performance metrics as identified in the Other Selected

Securities and Exchange Commission

April 17, 2025

Information in the segment footnote. Please see below for an illustration of the revised segment disclosure.

“FASB guidelines establish annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. In accordance with these guidelines, the Company’s four reportable segments are Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex. The Company's Chief Operating Decision Maker ("CODM") Joe Hanna, Chief Executive Officer, and senior management focus on several key measures to evaluate and assess each segment’s performance, including rental, rental related services and sales revenue growth, gross profit, income from operations and income before provision for income taxes. In addition to the evaluation of the aforementioned key measures of each reportable segment, the CODM and senior management evaluate supplemental information by reportable segment, such as rental equipment acquisitions, fleet utilization, and average utilization, to further assess segment performance and the future allocation of Company resources.

The CODM is the primary individual in control of resource allocation, and the allocation determinations are made in consultation with the Company’s senior management, of which the CODM is a member. The most significant allocation determinations made by the CODM pertain to purchases of rental equipment and employee headcount. These determinations are generally made as part of the annual budgeting process, with regular reviews occurring throughout the year that can result in allocation changes depending upon performance against budget. On a monthly basis, the CODM considers period end and average rental equipment utilization and budget-to-actual variances to gross profit, income from operations and income before provision for income taxes when making decisions about allocating capital and employee resources to the segments. Excluding interest expense, allocations of revenue and expense not directly associated with one of these segments are generally allocated to Mobile Modular, Portable Storage and TRS-RenTelco, based on their pro-rata share of direct revenues. Interest expense is allocated amongst Mobile Modular, Portable Storage and TRS-RenTelco based on their pro-rata share of average rental equipment at cost, goodwill, intangible assets, accounts receivable, deferred income and customer security deposits. The Company does not report total assets by business segment.”

Form 8-K Furnished February 19, 2025

Exhibit 99.1, page 1

8.
You present fourth quarter highlights which includes your Adjusted EBITDA growth March 26, 2025 without similar presentation of period over period impacts to the comparable GAAP measure(s). When you present or discuss non-GAAP measures, please present the most directly comparable GAAP measure(s) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI.

Company’s Response:

In future filings with the Commission, we advise Staff that beginning with the Company’s earnings release for the three months ended March 31, 2025 to be filed on a Form 8-K, the Company will

Securities and Exchange Commission

April 17, 2025

comply with Staff’s recommendation by presenting the year-over-year change in Income From Continuing Operations, the most directly comparable GAAP measure, in the Company Highlights section.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 8-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, David Whitney, our Chief Accounting Officer at (925) 453-3196, or our counsel, Jaclyn Liu of Morrison & Foerster LLP at (415) 268-6722. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt____________________________

Keith E. Pratt

Executive Vice President and Chief Financial Officer

cc: Doug Jones

Division of Corporation Finance
United States Securities and Exchange Commission

Jaclyn Liu, Esq.

Morrison & Foerster LLP

Jessica Knott

Grant Thornton LLP